UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2007

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):            .

On August 17, 2007, the Company issued a press release announcing the amendment of the consent solicitation for 9.25% senior notes. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: August 20, 2007	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated August 17, 2007, announcing the amendment of the consent solicitation for 9.25% senior notes.

4

Exhibit 99.1

ASAT Holdings Amends Consent Solicitation for 9.25% Senior Notes

HONG KONG and MILPITAS, Calif., – August 17, 2007 – ASAT Holdings Limited (Nasdaq: ASTT) previously announced on August 1, 2007, that its wholly-owned subsidiary, New ASAT (Finance) Limited (the “Company”), is soliciting consents from the holders of the $150 million aggregate principal amount of outstanding 9.25% Senior Notes due 2011 (the “Senior Notes) to the amendment of certain provisions of the indenture, dated as of January 26, 2004, pursuant to which the Senior Notes were issued. ASAT is seeking consents for amendment or waiver of certain defaults and events of default that may have occurred or may occur. The proposed amendments, if adopted, will among other things: (i) eliminate restrictions on the value of the assets that may be held by ASAT Semiconductor (Dongguan) Limited (“ASDL”), ASAT Holdings’ Chinese subsidiary; (ii) expand the ability of ASAT Holdings and its subsidiaries to secure financing from additional sources; and (iii) extend the deadline for ASAT Holdings to fulfill its reporting obligations under the indenture.

ASAT announced today that it is amending the terms of the consent solicitation and extending the expiration date. The consent solicitation will now expire at 5:00 p.m., New York City time, on August 23, 2007, unless extended by the Company (the “Consent Deadline”). Only holders of record as of 5:00 p.m., New York City time, on July 25, 2007 are eligible to deliver consents to the proposed amendments in the consent solicitation.

In addition, the Company announced today that ASAT Holdings will pay a consent fee in the form of warrants, which are exercisable into ordinary shares of ASAT Holdings, to consenting holders. The consent fee is subject to the proposed amendments becoming operative and other conditions specified in the Amended Consent Solicitation Statement, including consenting holders’ eligibility under U.S. securities laws to receive warrants. If every holder of Senior Notes consents to the proposed amendments and is eligible to receive warrants, then the warrants would, in the aggregate, be exercisable for a total of 5% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings expects to grant to the lenders under its purchase money loan agreement, dated as of July 31, 2005, in exchange for their consent to certain amendments to the terms of that agreement which are being discussed by the parties currently). The warrants will have an exercise price of US$0.01 per ordinary share, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. The warrants will expire on February 1, 2011.

Holders of the Senior Notes are referred to the Company’s Amended Consent Solicitation Statement and materials, which will be mailed to each record holder, for the detailed terms and conditions of the consent solicitation, as amended.

ASAT Holdings is using Piper Jaffray & Co. to serve as Solicitation Agent for the consent solicitation. Questions concerning the terms of the consent solicitation should be directed to Michael Hsieh of Piper Jaffray & Co. at (212) 284-9589. ASAT Holdings has also retained The Bank of New York to serve as its Information Agent, Tabulation Agent and Payment Agent for the consent solicitation. Requests for assistance in delivering consents should be directed to David A. Mauer of The Bank of New York at (212) 815-3687. Requests for copies of the Consent Solicitation Statement can be directed to either Piper Jaffray & Co. or The Bank of New York.

Completed consents should be sent to David A. Mauer, The Bank of New York, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street - 7 East, New York, NY, 10286, USA.

The warrants referenced above and the ordinary shares into which they will be exercisable have not been registered under the Securities Act of 1933, or any state securities laws, and will be sold in a private transaction under Regulation D and Regulation S. Unless the warrants and ordinary shares are registered, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws. This press release is not an offer to purchase or sell, a solicitation of an offer to purchase or sell, or a solicitation of consents with respect to any securities. The consent solicitation, as amended, is being made solely on the terms and subject to the conditions set forth in the Amended Consent Solicitation Statement dated August 17, 2007, and the accompanying Second Supplemental Indenture. The adoption of the proposed amendments requires the receipt of valid consents in respect of a majority in aggregate principal amount of all outstanding Senior Notes by the Consent Deadline.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider and leading developer of semiconductor package design, assembly, and test services. With 18 years of experience, ASAT offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package technology, and flip chips. ASAT was the first company to develop moisture-sensitive level one capability on standard leaded products. Today, ASAT has operations in the United States, Asia, and Europe. For more information, visit www.asat.com.

Safe Harbor

This press release may contain statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the ability of ASAT’s management to effectively lead the company, the risk that ASAT may not be able to attract qualified people to its management team or retain its existing management and employees, possible disruptions to its business and operations caused by changes in senior management, the ability to complete the consent solicitation on terms acceptable to us, the possible delisting of ASAT’s securities from Nasdaq, and those risks outlined in ASAT’s filings with the Securities and Exchange Commission. ASAT does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com